Exhibit 99.1

Camtek Ltd. and its Subsidiaries Interim Condensed Consolidated Financial Statements As of June 30, 2023 (Unaudited)

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Financial Statements as at June 30, 2023

Contents

Page

Interim Unaudited Condensed Consolidated Balance Sheets	F-3

Interim Unaudited Condensed Consolidated Statements of Operations	F-4 to F-5

Interim Unaudited Condensed Consolidated Statements of Shareholders’ Equity	F-6

Interim Unaudited Condensed Consolidated Statements of Cash Flows	F-7 to F-8

Notes to the Interim Unaudited Condensed Consolidated Financial Statements	F-9 to F-16

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Balance Sheets

		June 30,	December 31,
		2023	2022
	Note	U.S. Dollars (in thousands)
Assets

Current assets
Cash and cash equivalents	4A	232,787	148,156
Short-term deposits		198,500	251,500
Trade accounts receivable		79,025	80,611
Inventories	4B	61,207	65,541
Other current assets	4C	14,998	11,156

Total current assets		586,517	556,964

Long term deposits		75,000	79,000
Long term inventory	4B	7,125	5,357
Deferred tax assets		724	1,004
Other assets		2,557	1,024
Property, plant and equipment, net	4D	37,131	33,141
Intangible assets, net	4E	602	597

Total non-current assets		123,139	120,123

Total assets		709,656	677,087

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable		31,238	31,667
Other current liabilities	4F	45,529	56,833

Total current liabilities		76,767	88,500

Long term liabilities
Other long-term liabilities		10,198	8,748
Convertible notes	4G	196,284	195,737
		206,482	204,485

Total liabilities		283,249	292,985

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at June 30, 2023 and at December 31, 2022;
46,811,504 issued shares at June 30, 2023 and 46,505,318 at December 31, 2022;
44,719,128 shares outstanding at June 30, 2023 and 44,412,942 at December 31, 2022;	3	175	175
Additional paid-in capital		193,626	187,105
Retained earnings		234,504	198,720
		428,305	386,000
Treasury stock, at cost (2,092,376 shares as of June 30, 2023 and December 31, 2022)		(1,898)	(1,898)

Total shareholders' equity		426,407	384,102

Total liabilities and shareholders' equity		709,656	677,087

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data)

		Six months ended June 30,		Year ended December 31,
		2023	2022	2022
	Note	U.S. dollars		U.S. dollars
Revenues		146,215	156,744	320,909
Cost of revenues		77,378	76,693	161,053

Gross profit		68,837	80,051	159,856

Research and development costs		15,672	15,199	28,859
Selling, general and administrative expenses	5A	24,037	24,451	49,499
		39,709	39,650	78,358

Operating income		29,128	40,401	81,498

Financial income, net	5B	10,864	860	6,690

Income before income taxes		39,992	41,261	88,188

Income tax expense		(4,208)	(3,700)	(8,239)

Net income		35,784	37,561	79,949

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Operations (contd.)

Net income per ordinary share:

		Six months ended June 30,		Year ended December 31,
		2023	2022	2022
	Note	U.S. dollars		U.S. dollars

Basic net earnings per share		0.80	0.86	1.81

Diluted net earnings per share		0.74	0.78	1.66

Weighted average number of ordinary shares outstanding (in thousands):

Basic		44,562	43,929	44,158

Diluted		48,531	48,150	48,229

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Shareholders’ Equity

	Ordinary Shares		Number of		Additional		Total
	NIS 0.01 par value		Treasury	Treasury	paid-in	Retained	shareholders'
	Number of	U.S. Dollars	Shares	Shares	earnings	earnings	equity
	Shares Issued	(in thousands)		U.S. Dollars (in thousands)
Balances at
December 31, 2021	45,939,019	172	(2,092,376)	(1,898)	176,582	118,771	293,627

Share-based
compensation
expense	-	-	-	-	5,592	-	5,592
Exercise of share
options and RSUs	416,840	2	-	-	-	-	2
Net income	-	-	-	-	-	37,561	37,561

Balances at
June 30, 2022	46,355,859	174	(2,092,376)	(1,898)	182,174	156,332	336,782

Share-based
compensation
expense	-	-	-	-	4,931	-	4,931
Exercise of share
options and RSUs	149,459	1	-	-	-	-	1
Net income	-	-	-	-	-	42,388	42,388
Balances at
December 31, 2022	46,505,318	175	(2,092,376)	(1,898)	187,105	198,720	384,102

Share-based
compensation
expense	-	-	-	-	6,521	-	6,521
Exercise of share
options and RSUs	306,186	*	-	-	-	-	-
Net income	-	-	-	-	-	35,784	35,784

Balances at
June 30, 2023	46,811,504	175	(2,092,376)	(1,898)	193,626	234,504	426,407

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

*Represents an amount less than $1,000

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Six months ended June 30,		Year ended December 31,
	2023	2022	2022
	U.S. dollars		U.S. dollars
Cash flows from operating activities:
Net income	35,784	37,561	79,949
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	2,406	1,849	4,094
Deferred tax expense	280	110	(777)
Amortization of debt issuance costs	547	547	1,094
Loss on disposal of fixed assets	233	-	-
Share based compensation expense	6,521	5,592	10,523
Change in provision for doubtful debts	-	-	(7)

Changes in operating assets and liabilities:
Trade accounts receivable	1,829	(14,252)	(21,984)
Inventories	171	(13,512)	(9,518)
Due from related parties	-	(2)	-
Other assets	(5,375)	(2,079)	(6,337)
Trade accounts payable	(231)	1,244	(2,113)
Other current liabilities	(9,449)	(4,111)	2,875

Net cash provided by operating activities	32,716	12,947	57,799

Cash flows from investing activities:
Redemption (investment) of short-term deposits	57,000	(179,000)	(95,500)
Investment of long-term deposits	-	(15,000)	(47,000)
Purchase of fixed assets	(4,782)	(3,786)	(8,197)
Purchase of intangible assets	(60)	(28)	(97)

Net cash provided by (used in) investing activities	52,158	(197,814)	(150,794)

Cash flows from financing activities:
Proceeds from exercise of share options	-	2	3

Net cash provided by financing activities	-	2	3
Effect of change in exchange rate on cash and cash equivalents	(243)	(1,037)	(795)

Net increase (decrease) in cash and cash equivalents	84,631	(185,902)	(93,787)
Cash and cash equivalents at beginning of the period	148,156	241,943	241,943

Cash and cash equivalents at end of the period	232,787	56,041	148,156

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Six months ended June 30,		Year ended December 31,
	2023	2022	2022
	U.S. dollars		U.S. dollars
Supplementary cash flows information:
Income taxes paid	9,626	454	11,836
Interest received	6,911	1,030	4,293
Lease payments	735	689	1,480

Non-cash transactions:
Fixed assets purchased with supplier credit	371	680	569

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)
Note 1 - Nature of Operations

A.
Camtek Ltd. (“Camtek” or the “Company”), an Israeli corporation, is jointly controlled 21.5% by Priortech Ltd., an Israeli corporation listed on the Tel-Aviv Stock Exchange and 17.5% by Chroma Ate Inc., a Taiwanese company (“Chroma”). Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing product yield and reliability, and enabling and supporting customers’ latest technologies in the semiconductor fabrication industry.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 2 - Basis of Preparation

A.          Statement of compliance

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Company’s 2022 annual audited consolidated financial statement for the year ended December 31, 2022.

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and do not include all of the information required for full annual financial statements. The unaudited condensed consolidated interim statements should be read in conjunction with the Company’s 2022 annual audited consolidated financial statements and footnotes, which were filed with the U.S. Securities and Exchange Commission as part of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

In the opinion of management of the Company, the accompanying unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2023, and its results of operations for the three months and nine months ended June 30, 2023, and 2022, and cash flows for the six months ended June 30, 2023, and 2022. The condensed balance sheet at December 31, 2022, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 3 - Shareholders’ Equity

A.          General

The Company’s shares are traded on the NASDAQ Global Market under the symbol “CAMT”, and also listed and traded on the Tel-Aviv stock exchange

B.          Changes in Stock Options and RSUs

The number of stock options exercised in the six-month period ended June 30, 2023, was 306,186.

In the first six months of 2023, 509,231 restricted share units (RSUs) were granted by the Company. The RSUs vest over a four-year period.

C.          Share-based Compensation Expense

The total share-based compensation expense amounted to $6,521, $5,592, and $10,523 for the six-month periods ended June 30, 2023 and 2022 and the year ended December 31, 2022, respectively.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 4 - Supplementary Financial Statements Information

A.          Cash and cash equivalents

The Company’s cash and cash equivalent balance at June 30, 2023 and December 31, 2022 is denominated in the following currencies:

	June 30,	December 31,
	2023	2022
	U.S. Dollars (in thousands)
US Dollars	226,172	139,644
New Israeli Shekels	4,416	4,008
Other currencies	2,199	4,504

	232,787	148,156

Short-term deposits are bank deposits in US Dollars with terms at the investment date of 3-12 months with average annual interest rates of 5.05%.

B.          Inventories

	June 30,	December 31,
	2023	2022
	U.S. Dollars (in thousands)
Components	34,158	43,017
Work in process	15,444	13,951
Finished products (including systems at customer locations not yet sold)	18,730	13,930

	68,332	70,898

Inventories are presented in:

	June 30,	December 31,
	2023	2022
	U.S. Dollars (in thousands)
Current assets	61,207	65,541
Long-term assets	7,125	5,357

	68,332	70,898

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 4 - Supplementary Financial Statements Information (cont’d)

C.          Other Current Assets

	June 30,	December 31,
	2023	2022
	U.S. Dollars (in thousands)

Interest receivable	7,048	3,979
Prepaid expenses	4,315	3,832
Due from Government institutions	2,875	2,598
Other	760	747

	14,998	11,156

D.          Property, Plant and Equipment, Net

	June 30,	December 31,
	2023	2022
	U.S. Dollars (in thousands)
Land	863	863
Building	20,345	18,490
Machinery and equipment	22,590	19,121
Office furniture and equipment	997	934
Computer equipment and software	6,218	6,256
Automobiles	396	396
Leasehold improvements	2,080	1,894
Right of use assets	5,845	6,087
	59,334	54,041

Less accumulated depreciation	22,203	20,900

	37,131	33,141

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 4 - Supplementary Financial Statements Information (cont’d)

E.          Intangible Assets, Net

	June 30,	December 31,
	2023	2022
	U.S. Dollars (in thousands)
Patent registration costs	2,195	2,135

Accumulated amortization and impairment	1,593	1,538

Total intangible assets, net	602	597

F.          Other Current Liabilities

	June 30,	December 31,
	2023	2022
	U.S. Dollars (in thousands)

Commissions	18,789	18,048
Advances from customers and deferred revenues	7,199	12,825
Accrued employee compensation and related benefits	10,506	11,941
Accrued warranty costs (1)	3,041	3,161
Government institutions and income tax payable	2,844	7,991
Accrued expenses	1,884	1,570
Operating lease obligations	1,266	1,297

	45,529	56,833

(1)          Changes in the accrued warranty costs are as follows:

	June 30,	December 31,
	2023	2022
	U.S. Dollars (in thousands)

Beginning of year	3,161	3,265
Accruals	2,721	5,823
Usage	(2,841)	(5,927)

Balance at end of year	3,041	3,161

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 4 - Supplementary Financial Statements Information (cont’d)

G.          Convertible Notes

The Convertible Senior Notes consisted of the following:

	June 30,	December 31,
	2023	2022
	U.S. Dollars (in thousands)
Liability:
Principle:	200,000	200,000
Unamortized issuance costs	3,716	4,263
Net carrying amount	196,284	195,737

As of June 30, 2023, the debt issuance costs of the Notes will be amortized over the remaining term of approximately 3.5 years.

The annual effective interest rate of the Notes is 0.56%. In the six-months ended June 30, 2023, $547 was recorded as amortization of debt issuance costs (In the year ended December 31, 2022 - $1,094).

As of June 30, 2023, the estimated fair value of the Notes, which the Company has classified as Level 2 financial instruments, is $179,154 (December 31, 2022 - $152,565). The estimated fair value was determined based on the quoted bid price of the Notes in an over-the-counter market on the last trading day of the reporting period.

As of June 30, 2023, the principal amount exceeded the if-converted value of the Notes by $20,846 (December 31, 2022, the principal amount exceeded the if-converted value of the Notes by $47,435).

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 5 - Statements of Operations

A.	Selling, general and administrative expenses

	Six months ended June 30,		Year ended December 31,
	2023	2022	2022
	U.S. Dollars (in thousands)
Selling (1)	17,910	18,840	38,249
General and administrative	6,127	5,611	11,250

	24,037	24,451	49,499

(1) Including shipping and handling costs	1,025	980	2,294

B.          Financial income (expenses), net

	Six months ended June 30,		Year ended December 31,
	2023	2022	2022
	U.S. Dollars (in thousands)
Interest income	11,838	2,488	8,648
Amortization of issuance costs of convertible notes	(547)	(547)	(1,094)
Other, net (1)	(427)	(1,081)	(864)

	10,864	860	6,690

(1) Including foreign currency expense resulting from transactions not denominated in U.S. Dollars	(172)	(871)	(351)
Note 6 – Subsequent Events

On September 18, 2023, the Company announced it has entered into an agreement to acquire the FRT Metrology business of FormFactor, Inc. The acquisition is expected to close during the fourth quarter of 2023, subject to the satisfaction of customary closing conditions. The purchase price is $100 million in cash, subject to customary purchase price adjustments.